October 24, 2005

Board of Directors
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301
Attention:  Maurice M. Taylor, Jr., President & CEO


VIA FACSIMILE AND OVERNIGHT DELIVERY

Gentlemen,

     JANA Partners LLC ("we" or "us") beneficially owns 14.8% of Titan International, Inc. ("Titan" or the "Company"). We are highly concerned by the recent announcement that the Company's Board of Directors (the
"Board") is pursuing a definitive agreement with a private equity buyer for the sale of the Company at $18 per share, a price we think is well below the true value of the Company, without describing what steps have been and will be taken to ensure a full and open bidding process that results in the highest possible price for shareholders. We expect an explanation of the process which has led to this point, particularly given that an 11-year member of the Board is an officer of this private equity buyer and that other Board members, including President and CEO Maurice M. Taylor, intend to participate with the buyer in the transaction. Furthermore, we are highly concerned about the timing of this announcement, coming as it does before the expected closure of the long-sought purchase of Goodyear Tire & Rubber's North American agricultural tires business and the realization of the substantially accretive benefits of this deal which we believe, based on our conversations with Company management, will significantly increase the value of the Company.

     While it is our understanding from our conversations with Company management that discussions with other potential buyers have occurred at various points in the past and a financial advisor has been retained, it appears that no formal auction process which places all potential bidders on an equal footing with respect to information about the Company has been conducted. We believe that given the close relationship between the private equity buyer, One Equity Partners LLC ("One Equity"), and Company insiders, every effort must be made to share with potential bidders the same information available to One Equity in order to elicit the highest possible bids. Therefore, we believe Company management should promptly tell shareholders what previous discussions have taken place relating to a sale of the Company, and describe what efforts have been made to

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solicit higher offers from these potentially interested parties. Additionally, we believe it is important to describe what role the Company's financial advisor has played in evaluating any previous bids for the Company.

     These questions are particularly important given that we believe, based in large part on our conversations with Company management, that the proposed price of $18 per share represents significantly less than fair value. This price is slightly greater than 8x trailing twelve-month EBITDA. However, after adjusting for non-operating assets, including the Company's stake in Titan Europe, the assets held for disposal, the note receivable from Titan Europe and the excess collateral supporting the litigation claim (although not including any value for the option to acquire the Brownsville plant for well below current appraisals), which we believe are worth at least $68 million after-tax in the aggregate, we believe the $18 offer price is actually closer to 7x trailing twelve-month EBITDA.(1)

     Moreover, the proposed price does not capture the value that will accrue to the Company upon completion of the acquisition of the Goodyear agricultural tire business, which the Company signed a definitive agreement to acquire in February, 2005. Company management has previously communicated to us and other shareholders that, as a result of this acquisition, the Company's annual revenues should reach between $700-$800 million, with management's goal being to reach $1 billion in revenues by 2007. We believe based on our discussions with management that this acquisition then should result in approximately $30 million in incremental annual EBITDA with only $2 million of incremental capital expenditures, an estimate which is supported by the level of cash flow which would be necessary to service the over $400 million in debt that Company management has indicated to us will be outstanding following the proposed sale to One Equity. We have also been told by Company management that there is at least $20 million of excess inventory at the Goodyear business. If this is true, then pro-forma for the acquisition of Goodyear's agricultural tires business and adjusting for the non-operating assets, the $18 offer price represents only 5.6x trailing twelve-month EBITDA. For this reason, we believe any sale of the Company should either be postponed until the benefits of the Goodyear acquisition are realized, or alternately should be at a price which more appropriately reflects the added value that will arise following the close of this acquisition. We also would like to point out that just earlier this year Company management expressed to us a concern that a private equity buyer would attempt to buy the Company for $18, which management at the time described as less than fair value.


     We also disagree with the notion expressed to us by Company management that taking the Company private will somehow increase Titan's ability to undertake additional future acquisitions, particularly given the massively increased debt load that the Company would be carrying following the proposed sale. Clearly the Company will have greater debt capacity for acquisitions as a public entity than as a private, already highly-leveraged one.

     In short, unless and until the questions we have posed above are answered to our satisfaction we have no choice but to oppose the proposed transaction at the current price. We believe that the Company must assure shareholders that all potential bidders have been encouraged to participate in a full and open


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(1) We have assumed for valuation purposes that the Company's 5.25% senior unsecured convertible notes are fully converted.

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auction process the goal of which is to obtain the highest and best price possible for shareholders, a price we believe must reflect the value of the Goodyear acquisition. As you know, each Board member has a fiduciary duty to pursue value for shareholders, a duty which we note is heightened during a sale process. While we hope to work constructively with you on this matter, we would also encourage you to familiarize yourself with our efforts last year with respect to InterCept Inc., where we successfully pushed for a full and open sale process following an attempted purchase by company insiders at a lower price. You should also note that we have substantially increased our holdings since the announcement in order to protect our investment in the Company and that we retain all of our rights as shareholders to work to block this transaction at the current price and under the present circumstances. We look forward to your response and to opening a constructive dialogue with the Board on this matter.


Sincerely,



Barry Rosenstein
JANA Partners LLC
Managing Partner


BR/KL/CP/AS


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